December 21, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Hao Liu, President
Neoview Holdings, Inc.
STE 401
3702 South Virginia Street, #G12
Reno, Nevada 89502

Re:      Neoview Holdings, Inc.
Form SB-2, Amendment 3, filed November 8, 2005
File No.:  333-122557

Dear Ms. Liu:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Growth of Internet Usage in China, page 15
1. We have reviewed your response to our prior comment number 3. However, it is necessary to update the last sentence of the first paragraph of this section. It contains statistics which date from the year 2002. That is too old to be helpful to investors and might cause confusion. Please disclose the basis for any new information and supplementally provide any publications, or excerpts from publication on which you rely.


Recent Sales of Unregistered Securities
2. Supplementally provide a legal analysis as to how you could sell to your two directors pursuant to Regulation S of the Securities Act of 1933 in view of the fact that they comprise all of management and your cover states that your "principal executive offices" are in Nevada.

Exhibits
3. Supplementally clarify which "Securities Act" you are referencing in Section 5.1.j of the Subscription Agreement which you have filed as Exhibit 99.2 with this Amendment 3. If it is a Canadian law, please explain why it is binding on a United States corporation. Also, supplementally provide a copy of the law you reference, or an excerpt therefrom. We may have further comment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact David Burton at (202) 551-3626 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  	Eileen Wan, Esquire
      By facsimile at 604-669-5791
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Hao Liu, President
Neoview Holdings, Inc.
December 21, 2005
Page 1